Li Auto Inc.

11 Wenliang Street

Shunyi District, Beijing 101399

People’s Republic of China

September 14, 2023

VIA EDGAR

Ms. Jennifer Gowetski

Mr. Tyler Howes

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Li Auto Inc. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2022
Filed on April 21, 2023 (File No. 001-39407)

Dear Ms. Gowetski and Mr. Howes,

This letter sets forth the Company’s responses to the comments contained in the letter dated August 31, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 21, 2023 (the “2022 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 162

1.	We note your statement that you reviewed your register of members and public filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

Item 16I(a) and Item 16I(b)(3)

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

September 14, 2023

In connection with the required disclosure under Item 16I(a) and Item 16I(b)(3), the Company respectfully submits that it relied on the Company’s register of members as of February 28, 2023 and the beneficial ownership reports on Schedules 13D and Schedules 13G and their respective amendments thereto filed by the Company’s major shareholders. Based on an examination of the foregoing, other than (i) Mr. Xiang Li, (ii) Inspired Elite Investments Limited, and (iii) Zijin Global Inc., no shareholder beneficially owned 5% or more of the Company’s total issued and outstanding ordinary shares as of February 28, 2023. Based on the review of the public filings:

•	Mr. Xiang Li is the founder, chairman of the board of directors, and chief executive officer of the Company, and beneficially owned 108,557,400 Class A ordinary shares and 355,812,080 Class B ordinary shares of the Company as of February 28, 2023 through Amp Lee Ltd., representing 22.5% of the Company’s total issued and outstanding shares (excluding the Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Company’s share incentive plans) and 69.6% of the total voting power of the Company as of February 28, 2023 assuming all the performance-based conditions are met and the award premium is fully paid in respect of certain Class A ordinary shares granted to Mr. Xiang Li under the Company’s 2021 share incentive plan (the “CEO Award Shares”), or 67.5% of the total voting power of the Company assuming none of the performance-based conditions are met and no award premium is paid in respect of the CEO Award Shares. Amp Lee Ltd. is a company incorporated in the British Virgin Islands and wholly owned by Cyric Point Enterprises Limited. The entire interest in Cyric Point Enterprises Limited is held by a trust that was established by Mr. Xiang Li (as the settlor) for the benefit of Mr. Xiang Li and his family; and

•	Inspired Elite Investments Limited is a company incorporated in British Virgin Islands and a wholly-owned subsidiary of Meituan, a company incorporated in the Cayman Islands and listed on the Main Board of the Stock Exchange of Hong Kong (SEHK: 3690). Mr. Xing Wang, the Company’s director, is a director and the controlling shareholder of Meituan. Zijin Global Inc. is a company incorporated in British Virgin Islands and wholly owned by Songtao Limited. The entire interest in Songtao Limited is held by a trust that was established by Mr. Xing Wang (as the settlor), for the benefit of Mr. Xing Wang and his family, with the trustee being TMF (Cayman) Ltd. Inspired Elite Investments Limited and Zijin Global Inc. owned 258,171,601 and 132,082,166 Class A ordinary shares of the Company, respectively, as of August 12, 2021 based on a Schedule 13D/A jointly filed by Mr. Xing Wang, Meituan, Inspired Elite Investments Limited, and Zijin Global Inc. on August 13, 2021. Assuming Inspired Elite Investments Limited’s and Zijin Global Inc.’s shareholding have not changed since August 12, 2021, they respectively represented 12.5% and 6.4% of the total issued and outstanding ordinary shares of the Company, and 4.9% and 2.5% of the total voting power of the Company as of February 28, 2023. Based on public filings, neither of Inspired Elite Investments Limited, Zijin Global Inc., or Meituan is owned or controlled by a government entity in China.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

September 14, 2023

Based on the foregoing, the Company believes that it is not owned or controlled by a government entity of China and that the government entities in China do not have a controlling financial interest in the Company.

In addition, as disclosed in the 2022 Form 20-F, the Company has consolidated foreign operating entities including subsidiaries and the VIEs, and the Company (through its wholly-owned subsidiaries) is the ultimate primary beneficiary of the VIEs. The Company’s subsidiaries are either 100% wholly owned by, or partially owned but controlled by, the Company ultimately. With respect to the VIEs, the Company has a controlling financial interest through contractual arrangements and has the power to direct the activities that most significantly affect the economic performance of the VIEs and the obligation to absorb losses of the VIEs or the right to receive benefits from the VIEs that could potentially be significant to the VIEs. As disclosed in the 2022 Form 20-F, the shareholders of the VIEs are natural persons. Therefore, the Company’s consolidated foreign operating entities are not owned or controlled by a government entity of China, and the government entities in China do not have a controlling financial interest in the Company’s consolidated foreign operating entities.

Item 16I(b)(2)

In connection with the required disclosure under Item 16I(b)(2), the Company respectfully submits that, based on its register of members as of February 28, 2023, the record holders of its ordinary shares included: (i) Deutsche Bank Trust Company Americas, (ii) HKSCC Nominees Limited, (iii) Amp Lee Ltd., (iv) Inspired Elite Investments, (v) Zijin Global Inc., and (vi) certain other institutional investors. The Company further submits that its consolidated foreign operating entities as set out in Exhibit 8.1 to the 2022 Form 20-F are organized or incorporated in mainland China and Hong Kong (together with the Cayman Islands where the Company is incorporated, collectively referred to as the “Relevant Jurisdictions”).

•	Deutsche Bank Trust Company Americas is the depositary of the Company’s ADSs and acts as the attorney-in-fact for the ADS holders. It would present an undue hardship for the Company to identify and verify the background of each public market ADS holder due to the large number of such holders.

HKSCC Nominees Limited is the nominee holder for the Company’s Class A ordinary shares registered in its Hong Kong share registrar and admitted into the Central Clearing and Settlement System (CCASS) for trading in Hong Kong. Similarly, it would present an undue hardship for the Company to identify and verify the background of each public market shareholder through HKSCC Nominees Limited due to the large number of such shareholders.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

September 14, 2023

The Company could only rely on the beneficial reports on Schedule 13D and Schedule 13G and their respective amendments thereto filed by the beneficial owners of 5% or more of the Company’s shares who hold shares through Deutsche Bank Trust Company Americas or HKSCC Nominees Limited. Based on such public filings, none of the holders who own 5% or more of the Company’s shares is reported to be, or owned or controlled by, a government entity in any of the Relevant Jurisdictions;

•	Amp Lee Ltd. is wholly owned by Cyric Point Enterprises Limited. The entire interest in Cyric Point Enterprises Limited is held by a trust that was established by Mr. Xiang Li (as the settlor) for the benefit of Mr. Xiang Li and his family. As such, no government entities in any of the Relevant Jurisdictions own any share of Amp Lee Ltd.;

•	With respect to Inspired Elite Investments and Zijin Global Inc., based on the public filings on their ownership structure, the Company believes that neither of them is owned or controlled by a governmental entity of any of the Relevant Jurisdictions; and

•	All other institutional shareholders of the Company were involved in the Company’s pre-IPO shares issuances. Based on the examination of publicly available information, such as the institutional shareholders’ websites, to the best of the Company’s knowledge, no governmental entities in any of the Relevant Jurisdictions own shares of any of the institutional shareholders.

Based on the foregoing, to the best of the Company’s knowledge, the Company believes that no government entities in any of the Relevant Jurisdictions own any share of the Company.

With respect to the Company’s consolidated foreign operating entities (including subsidiaries, the VIEs, and the VIEs’ subsidiaries), the Company respectfully submits that, except for the VIEs and their subsidiaries in mainland China, the Company holds 100% equity interests in its consolidated foreign operating entities (other than certain joint ventures, in each case the Company holds a majority of the equity interest and the remaining equity interest is held by other shareholders that are not reported to be government entities to the best of the Company’s knowledge based on publicly available information and the communications with these companies). As disclosed in the 2022 Form 20-F, the shareholders of the VIEs are natural persons. Therefore, to the best of the Company’s knowledge, the Company believes that no government entities in any of the Relevant Jurisdictions own any share in these consolidated foreign operating entities for the reasons stated above and also based on an examination of the registers of members or equivalent corporate records of these entities.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

September 14, 2023

The Company respectfully submits that it did not rely upon any legal opinions or third party certifications such as affidavits as the basis of its submission.

2.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

Directors of Li Auto Inc.

The Company respectfully submits to the Staff that, as part of the Company’s annual compliance and reporting procedures for the preparation of the 2022 Form 20-F, the Company has asked each of the directors of Li Auto Inc. to complete a questionnaire, which seeks confirmation regarding their status as an official of the Communist Party of China. Each director of Li Auto Inc. has confirmed that he or she is not an official of the Communist Party of China in their respective questionnaires. By signing such questionnaire, each director has certified the accuracy of his or her responses to the questionnaire, which the Company believes constitutes sufficient basis and support.

Directors of the consolidated foreign operating entities

In addition, the Company respectfully submits that, the directors of the Company’s consolidated foreign operating entities (including its subsidiaries, the VIEs, and the VIEs’ subsidiaries) include (i) directors of Li Auto Inc. and (ii) employees of the Company. With respect to the employees of the Company, based on (i) their employment profile maintained with the Company, including the information about party affiliation, and (ii) their confirmation that he or she is not an official of the Communist Party of China during the preparation process of the 2022 Form 20-F, the Company believes that none of these individuals is an official of the Communist Party of China.

As illustrated above, each of the Company’s directors and directors of the Company’s consolidated foreign operating entities (including its subsidiaries, the VIEs, and the VIEs’ subsidiaries) is obligated to confirm the status whether he or she is an official of the Communist Party of China to the Company. The Company believes it is reasonable and sufficient to rely on such information provided by the relevant personnel as the basis of its submission that none of them is an official of the Communist Party of China.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

September 14, 2023

The Company respectfully submits that it did not rely upon any third party certifications such as affidavits as the basis of its disclosure.

3.	We note that your disclosures pursuant to Items 16I(b)(2), (b)(3) and (b)(5) are provided for “Li Auto Inc., the VIEs, or the VIEs’ subsidiaries.” We also note that your disclosures on page 103 and the list of significant subsidiaries and consolidated variable interest entities in Exhibit 8.1 indicate that you have subsidiaries in mainland China and Hong Kong that are not included in your VIEs. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

•	With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

With respect to the required disclosure under Item 16I(b)(2), the Company respectfully submits that the jurisdictions in which the Company’s consolidated foreign operating entities (including the Company’s subsidiaries, the VIEs, and the VIEs’ subsidiaries) as set out in Exhibit 8.1 to the 2022 Form 20-F are incorporated include the Cayman Islands, mainland China, and Hong Kong. Based on the analysis set forth in the Company’s response to the Staff’s Question 1 above, to the best of the Company’s knowledge, no governmental entity in the Cayman Islands, mainland China, or Hong Kong owns shares of such consolidated foreign operating entities.

•	With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

With respect to the required disclosure under Item 16I(b)(3), the Company respectfully supplements that, based on the analysis set forth in the Company’s response to Staff’s Question 1 above, the governmental entities in mainland China do not have a controlling financial interest in the Company’s subsidiary in Hong Kong or any of the Company’s other consolidated foreign operating entities, including its subsidiaries, the VIEs, and the VIEs’ subsidiaries.

With respect to the required disclosure under Item 16I(b)(5), the Company respectfully confirms that the currently effective memorandum and articles of association of the Company and equivalent organizing documents of the Company’s consolidated foreign operating entities do not contain any charter of the Communist Party of China.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

September 14, 2023

4.	With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our knowledge.” Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

With respect to the required submission under Item 16I(b)(5), the Company respectfully confirms without qualification that none of the articles of the Company and of its consolidated foreign operating entities contain any charter of the Chinese Communist Party.

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If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at +86 (10) 8742-7209 or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 (21) 6193-8210 or haiping.li@skadden.com.

Very truly yours,

/s/ Tie Li
Tie Li
Director and Chief Financial Officer

cc:	Xiang Li, Chairman and Chief Executive Officer, Li Auto Inc.
Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP